Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lender Processing Services, Inc.:

We consent to the use of our reports dated February 25, 2013, with respect to the consolidated balance sheets of Lender Processing Services, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KMPG LLP

October 25, 2013

Jacksonville, Florida

Certified Public Accountants